

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2011

Via E-mail
Billy L. Brown
Medical Hospitality Group, Inc.
3241 Preston Road, Suite 7
Frisco, TX 75034

Re: Medical Hospitality Group, Inc.
 Registration Statement on Form S-11
 Filed May 26, 2011
 File No. 333-174533

Dear Mr. Brown:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you and your subsidiaries intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries' investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

2.   We note that all of the offering proceeds may be invested in affiliates of your Advisor. Please provide an analysis as to whether the Advisor should be a co-registrant. Refer to Securities Act Rule 140. Please include in your analysis a discussion of why the loans, including any participating loans, are not "securities."

3.   We note your disclosure that there is no relevant prior performance information for the sponsor or his affiliates. We also note disclosure about the sponsor's "experience, expertise and track record" related to hotels and the sponsor's relationships with national franchisors. With a view to disclosure, please provide us with a detailed analysis of the sponsor and the sponsor's affiliates' prior hotel experience, including through Benchmark Development and Mitchell Resources. In addition, please provide us your analysis of why you determined that the sponsor has not sponsored prior programs as contemplated by Industry Guide 5. We may have further comment.

4.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

5.   Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation, including the expiration date specified by Section 4(3) of the Securities Act. Please refer to Item 502(b) of Regulation S-K.

6.   We note there appears to be duplication of disclosure throughout the document. For example, we note the sections regarding legal proceedings on page 52 and on page 95, and the repeated disclosures about your dividend policy. Please revise to limit the use of repetition where possible.

Prospectus Cover Page

7.   We note on your prospectus cover page that you reference the risk factors section. Please revise to include the page number of the risk factors section. Please refer to Item 501(b)(5) of Regulation S-K.

8.   The second bullet point risk factor does not appear to identify a significant risk. Please revise or delete. In addition, please expand the fourth bullet point to state that the board does not have any present plan to list the shares or liquidate the company and, as such, shareholders may never achieve a liquidity event. Please also add a cover page risk factor regarding the relative risk of making development loans.

9.   The disclosure related to the minimum offering date appears to measure the one year period from the end of the offering. Please revise or advise.

10.   We note you indicate on page 67 that the aggregate borrowings secured by your assets will not exceed 300% of your total "Net Assets" as of the date of any borrowing. We further note you indicate that you may exceed that limit if approved by a majority of your Independent Directors. Please revise to include a related risk factor on the cover page of your prospectus.

Summary, page 3

11.   Please include a discussion of when, if ever, shareholders can expect to be able to liquidate their investment.

Management, page 3

12.   We note you indicate that the same people manage you and your Advisor. Please revise this section to clearly state whether the registrant will have any employees and, if so, whether the employees will be paid by the registrant or by the Advisor. In addition, with respect to executive officers of the registrant, please address the responsibilities such persons owe to other business entities, including the Advisor and its affiliates.

Risk Factors, page 7

13.   Please remove repetitive risk factors. For example purposes only, we note your risk factor "Our Board of Directors may change our investment policies without Stockholder approval…," appears on pages 11 and 15. Please review and revise to remove duplicative disclosure.

Your interest in us will be diluted if we issue or offer additional shares, page 10

14.   Please expand this risk factor to disclose the dilutive impact to new investors resulting from any previous payment by the company of dividends in excess of earnings.

Capitalization, page 31

15.   It appears that the "Additional paid in capital" amount in your "As Adjusted" column does not reflect the estimated offering costs. Please revise or advise.

Management, page 32

Our Officers, Directors, Director Nominees and Executive Officers, page 32

16.   Please revise your disclosure to list all of the positions held with the Company by each individual. For example purposes only, we note that Tim Moore signs the registration statement as Chief Financial Officer. Please refer to Item 401(a) and (b) of Regulation S-K.

17.   For each named executive officer or director, please ensure that you provide the month and the year each individual's employment started and ended with each entity referenced. Please refer to Item 401(e)(1) of Regulation S-K for guidance.

18.   We note you indicate that Mr. Besse has served as Senior Vice President for Grubb & Ellis. Please revise your disclosure to describe the principal business of Grubb & Ellis.

19. Please revise your disclosure to provide the information required by Item 407(a) of Regulation S-K.

Principal Stockholders, page 37

20. Please disclose in a footnote to the table that Mr. Brown controls the voting and dispositive powers of the shares held by Medical Hospitality Capital Markets Group, LLC.

Our Advisor, Advisory Agreement and Advisor Compensation, page 38

21. Please revise to clarify here when your Advisor was formed and the number of personnel it employs.

22. We note you indicate on page 39 that your Advisor will be entitled to a subordinated distribution upon termination of the Advisory Agreement. We further note you indicate that you describe the subordinated distribution below. We are unable to locate this disclosure. Please revise to describe the subordination distribution or tell us where you have provided this disclosure.

Advisor Compensation, page 40

23. We note you indicate that the Company shall pay directly or reimburse the Advisor for all of the expenses paid or incurred by the Advisor in connection with the services it provides to the Company pursuant to the Advisory Agreement. We further note you indicate on page 40 that you will provide examples of such expenses, but you do not. Please revise to clarify. Please specifically disclose whether you will reimburse the Advisor for salaries paid to persons serving as your executives or other persons.

24. Please add a column to the table that discloses the estimated asset management fee and loan origination fee assuming both the minimum offering and the maximum offering amounts are raised and invested.

Business, page 40

25. Please discuss how you will determine the interest rates on your loans, including any sources of comparable loan data you anticipate using.

Distribution Policy, page 55

26. We note you indicate in your Liquidity and Capital Resources section that you do not intend to fund distributions from offering proceedings. Please revise the disclosure to clarify whether you intend to pay distributions in excess of cash flow from operations,

earnings and/or taxable income during your offering.

Reports to Stockholders, page 89

27. Please confirm that the annual report to be submitted to your stockholders will include a summary of transactions with the sponsor and its affiliates. Please refer to Item 20.B of Industry Guide 5.

28. We note that you intend to supplement the prospectus at the time it is probable you will originate a loan and again upon the loan closing. Please advise us whether you intend to include in the registration statement and in subsequent Exchange Act reports property financial statements to the extent you have an asset concentration. Refer to SAB Topic 1I.

Litigation and Legal Matters, page 95

29. Please disclose any legal proceedings addressed by Item 103 of Regulation S-K involving the Advisor or its affiliates to the extent they may materially impact the ability of the Advisor to perform its duties to the registrant.

Sales Material, page 95

30. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

Financial Statements

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Underwriting Commissions and Associated Costs Payable to Dealer Manager, page F-8

31. Please revise your filing to disclose the total amount of organization and offering costs incurred by the Advisor to date and the estimate of the total costs you expect to reimburse.

Part II. Information Not Required in Prospectus, page II-1

Item 33. Recent Sales of Unregistered Securities, page II-1

32.   We note you indicate that the Company issued 65,000 shares to three individuals in the
       first quarter of 2011. Please revise your disclosure in this section to identify the
       individuals and to provide the date the securities were issued. Please also revise your
       disclosure to state the nature of the transaction and the nature and aggregate amount of
       consideration received by the registrant. Please refer to Item 701 of Regulation S-K.

Exhibit Index, page II-4

33.   Please file all required exhibits as promptly as possible.

34.   Please tell us why you are filing the "Form of" various agreements. Please explain why
       you are not able to file final, executed agreements prior to effectiveness of the
       registration statement.

Signatures, page II-6

35.   Please note that a majority of the board must sign the registration statement. Please refer
       to Form S-11 and revise.

36.   Please identify your controller or principal accounting officer. Please refer to Form S-11
       and revise.

Exhibit 23

37.   Please have your auditors revise their consent to address the reference to their firm as
       experts.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Robert A. Forrester, Esq.
        Via E-mail